EXHIBIT (a)(1)(M)


FOR IMMEDIATE RELEASE

CONOCO CANADA ACCEPTS SHARES TENDERED IN TENDER OFFER FOR GULF INDONESIA; ANNOUNCES SUBSEQUENT OFFERING PERIOD

Calgary, Canada and Jakarta, Indonesia, July 22, 2002 - Conoco Canada Resources Limited, a wholly owned subsidiary of Conoco Inc. (NYSE: COC), and Gulf Indonesia Resources Limited (NYSE: GRL) announced today that the initial offering period of Conoco Canada's tender offer (the "Offer") for all the outstanding shares of Gulf Indonesia not owned by Conoco Canada expired at 6:00 p.m. New York time on July 19, 2002. Conoco Canada has accepted for payment all shares validly tendered during the initial offering period and not properly withdrawn. Shareholders who validly tendered their shares during the initial offering period will receive the Offer price of U.S.$13.25 per share in cash promptly.

Prior to the expiration of the initial offering period, 17,959,400 shares of Gulf Indonesia were tendered in the Offer and not properly withdrawn, including 1,430,297 shares of Gulf Indonesia tendered pursuant to notices of guaranteed delivery. This represents approximately 73.5% of the total number of outstanding shares of Gulf Indonesia not owned by Conoco Canada.

Conoco Canada has also announced that it has commenced a subsequent offering period with respect to its Offer, which expires at 6:00 p.m. New York time on July 30, 2002 (the "Expiration Time"), unless extended. During the subsequent offering period Conoco Canada will immediately accept for payment and promptly pay for shares of Gulf Indonesia as they are tendered. Shareholders of Gulf Indonesia who tender their shares during the subsequent offering period will receive the same U.S.$13.25 per share cash consideration paid to shareholders who tendered during the initial offering period.

As previously announced, Conoco Canada intends to complete a second-step transaction in which it will acquire all remaining Gulf Indonesia shares not tendered in the Offer at the same cash price paid in the Offer. Because Conoco Canada has already received valid tenders of more than 50% of the outstanding shares of Gulf Indonesia not owned by Conoco Canada, Conoco Canada's ability to complete a second-step transaction is assured. Conoco Canada is providing a subsequent offering period to permit holders of shares of Gulf Indonesia who have not yet tendered their shares to participate in the Offer and receive payment in an expedited manner. If Conoco Canada is unable to acquire in the Offer (including the subsequent offering period) not less than 90% of the shares of Gulf Indonesia not already owned by Conoco Canada, the second-step transaction is expected to occur 60 to 90 days after the Expiration Time. If Conoco Canada acquires in the Offer (including the subsequent offering period) not less than 90% of the shares of Gulf Indonesia not already owned by Conoco Canada, the second-step transaction will be in the form of a compulsory acquisition and is expected to occur very shortly after the Expiration Time. In either case, holders of shares of Gulf Indonesia who do not tender their shares will receive the same U.S.$13.25 per share, without interest, in the second-step transaction unless they exercise dissent rights.

                                   - more -

Shareholders who tender their shares during the subsequent offering period may withdraw those shares at any time prior to the Expiration Time. Withdrawals will only be effective if the withdrawing shareholder delivers to the depositary for the Offer, concurrently with its notice of withdrawal, a certified check in the name of Conoco Canada in an amount equal to the aggregate Offer price in respect of the withdrawn shares and otherwise follows the procedures for withdrawal set forth in Conoco Canada's Notice of Subsequent Offering Period, which will be mailed today to registered shareholders of Gulf Indonesia who did not tender their shares in the initial offering period. A copy of this notice will also be filed by Conoco Canada today with the U.S. Securities and Exchange Commission and will thereafter be available electronically at http://www.sec.gov.

JPMorgan and Merrill Lynch & Co. are acting as dealer-managers to Conoco and Conoco Canada in connection with this transaction. In addition, Innisfree M&A Incorporated is acting as information agent in connection with this transaction.

Gulf Indonesia Resources Limited, headquartered in Jakarta, Indonesia, is an upstream oil and gas company that is traded publicly on the New York Stock Exchange under the ticker symbol GRL.

Conoco Canada Resources Limited is a Canadian based exploration and production company with primary operations in Western Canada, Indonesia, the Netherlands and Ecuador.

Conoco Inc. is a major, integrated energy company active in more than 40 countries.

Contacts for Conoco Canada                         Contacts for Gulf Indonesia

Investors:                                         Glen Valk
Joele Frank / Jeremy Jacobs                        Gulf Indonesia
Joele Frank, Wilkinson Brimmer Katcher             +62 21 575-4146
(212) 355-4449
                                                   James Brown
Media:                                             Gulf Indonesia
Peter Hunt                                         +65 9782-3323
Conoco Canada
(403) 233-3040

                                   # # #